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SECUR ... ION

10028596

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing Section
MAR 25 2010
Washington, DC
200
RECEIVED

SEC FILE NUMBER
8-19348

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2009 (MM/DD/YY) AND ENDING January 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: O'Brien & Shepard, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Montgomery Street
(No. and Street)

Jersey City	NJ	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Flaster — 201-435-3333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

61 Broadway, 32nd Floor	New York	NY	10006-2701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Jeffrey Flaster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of O'Brien & Shepard, Inc., as of January 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Shirley A Della Torre
Notary Public

SHIRLEY A. DELLA TORRE
Notary Public, State of New Jersey
My Commission Expires February 16, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Member AICPA Division for Firms.
Center for Public Company Audits and
Private Company Practice Sections
Registered with the Public Company
Accounting Oversight Board

TODMAN & CO., CPAS, P.C.
Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

61 Broadway, 32nd Floor
New York, NY 10006-2701
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
O'Brien & Shepard, Inc.
75 Montgomery Street
Jersey City, NJ 07302-3726

We have audited the accompanying statement of financial condition of O'Brien & Shepard, Inc. as of January 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of O'Brien & Shepard, Inc. as of January 31, 2010, in conformity with U.S. generally accepted accounting principles.

Todman & Co., CPAs, P.C.

New York, New York
March 19, 2010

O'BRIEN & SHEPARD, INC.
STATEMENT OF FINANCIAL CONDITION
JANUARY 31, 2010

ASSETS

Cash and cash equivalents	$ 122,196
Receivable from broker	50,676
Recoverable federal income axes	3,932
Other assets	23,427
Total assets	$ 200,231

LIABILITIES, SUBORDINATED LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued expenses and accounts payable	$ 63,001
Total current liabilities	63,001
Liabilities subordinated to claims of general creditors	
Subordinated loan	150,000
Commitments	
Stockholders' equity	
Common stock - no par value, voting	
Authorized: 2,500 shares	
Issued and outstanding: 225 shares	75,000
Common stock - no par value, non-voting	
Authorized: 500 shares	
Issued and outstanding: 25 shares	100,000
Accumulated deficit	(187,770)
Total stockholders' equity	(12,770)
Total liabilities, subordinated liabilities and stockholders' equity	$ 200,231

The accompanying notes are an integral part of these financial statements.

O'BRIEN & SHEPARD, INC.
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2010

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

O'Brien & Shepard Inc. (the "Company") is a New Jersey corporation formed for the purpose of conducting business as a brokers-broker in municipal securities. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of broker-dealer customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Revenue Recognition

Commission revenues and expenses are recorded on a settlement-date basis, generally the third business day after trade date. There is no material difference between the trade and settlement dates.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Depreciation and Amortization

Property and equipment recorded at cost of $368,781 are fully depreciated or amortized as of January 31, 2010. Equipment was depreciated using an accelerated method over the estimated useful life of each asset. Leasehold improvements were amortized over the lesser of the estimated economic life or the remaining term of the lease. Depreciation and amortization amounted to $-0- for the year ended January 31, 2010.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company's provision for income taxes is based on current period income, changes in deferred tax assets and liabilities and changes in estimates with regard to uncertain tax positions. Deferred tax assets are subject to an ongoing assessment of realizability.

Effective February 1, 2009, the Company adopted ASC 740-10-50, "*Accounting for Uncertainty in Tax Positions*", formerly FASB Interpretation No. 48 ("FIN 48").

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company recognizes the tax benefits of uncertain tax positions only where the positions are "more likely than not" to be sustained assuming examination by tax authorities and determined to be attributed to the Company. The determination of attribution, if any, applies for each jurisdiction where the Company is subject to income taxes on the basis of tax laws and regulations of the jurisdiction. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability to the various jurisdictions may be materially different from management's estimate which is zero as of January 31, 2009 and 2010.

Management has analyzed the tax positions, and has concluded that no liability for recognized tax benefits should be recorded for related tax positions taken on returns filed for open years 2006-2008, or expected to be taken in year 2009 tax returns. However, management has elected not to deduct interest expense paid to its stockholders for open years 2006-2008 and for year 2009 tax returns. Such tax position caused the Company's net operating loss carryforward to be understated by approximately $42,000 as of January 31, 2010, and the respective deferred tax benefits of approximately $8,400 will not be available for future utilization. The Company identifies its major tax jurisdictions as U.S. Federal and New Jersey where the Company operates. The Company is not aware of any other tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months.

Note 2 - Recoverable Income Taxes and Net Operating Losses

The Company's recoverable income taxes of $3,932 represents federal income tax paid erroneously on its federal tax return filed for fiscal year ended January 31, 2009 which return will be amended.

At January 31, 2010, the Company had approximately $126,000 of net operating loss carryforwards scheduled to expire by year 2022. The estimated deferred tax benefits of approximately $25,000 to be derived from federal and state tax jurisdictions has been offset with a contra valuation allowance in full.

The Company periodically reviews the need for a valuation allowance against deferred tax assets and recognizes these deferred tax assets to the extent that realization is more likely than not. Based upon a review of earnings history and trends, forecasted earnings and the relevant expiration of carryforwards, the Company believes that the valuation allowances provided are appropriate.

Note 3 - Subordinated Liabilities

The Company's subordinated loans from its two stockholders totaling $150,000 bear interest at 7% per annum and mature on March 31, 2012. The subordination borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 4 - Commitments and Contingencies

Lease Commitment

The Company leases office space under a five-year lease which expires November 30, 2010. Annual rental payments, including utilities, are approximately $45,000 during the term of the lease.

Litigation and Regulatory Inquiries

In the normal course of business, the Company is subject to regulatory inquiries and legal actions incidental to its securities business. The Company believes, after consultation with counsel, that the resolution or ultimate outcome of these matters are not expected to have a material adverse effect on the financial condition of the Company and, therefore, no provision for liability has been made in the accompanying financial statements. Nevertheless, due to uncertainties in the litigation process, it is reasonably possible that management's view of the outcome in these matters could change in the near future.

Note 5 - Net Capital Requirements

The Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At January 31, 2010, the Company had net capital, as computed under the rule, of $109,871 which was $104,871 in excess of the required amount. The Company's net capital ratio was 57.3%.

Note 6 - Financial Investments with Off-Balance-Sheet Risk

The Company on a fully-disclosed basis deals with other municipal brokers. Should the counterparties fail to deliver the securities, the Company may be required to purchase identical securities on the open market at prices different from the contract value. The Company monitors the credit standing of each broker with which it conducts business.

Note 7 - Excess Cash and Cash Equivalents

The Company maintains its cash and cash equivalents in bank deposit accounts at a single financial institution. The account is insured by the Federal Deposit Insurance Corporation up to $250,000. The account, at times, may exceed federally guaranteed amounts. The Company has not experienced any losses on its account.

Note 8 - Subsequent Events

In accordance with SFAS 169, *"Subsequent Events"*, the Company evaluated all subsequent events from the date of the balance sheet through March 19, 2010, which represents the issuance date of these financial statements. Other than the above, there were no material events or transactions occurring during this subsequent event reporting period which require recognition or disclosure in the financial statements.

A copy of the Company's statement of financial condition, as at January 31, 2010, pursuant to SEC Rule 17a-5, is available for examination at the Company's main office and the regional office at the SEC.

O'BRIEN & SHEPARD, INC.

STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2010